Exhibit 99.2

DEJOUR ENERGY INC.

598-999 Canada Place

Vancouver, British Columbia

V6C 3E1

Telephone: (604) 638-5050

Facsimile: (604) 638-5051

MANAGEMENT INFORMATION CIRCULAR

(dated May 2, 2013 and contains information as of May 1, 2013)

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the Management of DEJOUR ENERGY INC. (the “Corporation”) for use at the Annual and Special Meeting (the “Meeting”) of shareholders (the “Shareholders”) of the Corporation, to be held on Friday, June 14, 2013 at 598-999 Canada Place, Vancouver, British Columbia V6C 3E1, at the hour of 10:00 am (Vancouver time) for the purposes set forth in the notice of the Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation without special compensation. The cost of solicitation will be borne by the Corporation.

No person is authorized to give any information or to make any representations other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

APPOINTMENT AND USE OF PROXIES

The persons named in the enclosed form of proxy are officers or directors of the Corporation (the “Directors”). A Shareholder has the right to appoint a person or company, who need not be a Shareholder, other than the persons designated in the form of proxy accompanying this Information Circular, as nominee to attend and act for and on behalf of such Shareholder at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy or by executing a proxy in a form similar to the enclosed form. If a Shareholder appoints one of the persons designated in the accompanying form of proxy as nominee and does not direct the said nominee to vote either for or against or withhold from voting on a matter or matters with respect to which an opportunity has been given to specify how the shares registered in the name of such Shareholder shall be voted, the proxy shall be voted for such matter or matters. The proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must be executed under its common seal or signed by a duly authorized officer.

To be effective, forms of proxy must be delivered either to the head office of the Corporation at 598-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or to the Corporation’s Registrar and Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

Completion and delivery of proxies may also be done electronically. Shareholders who wish to complete and deliver proxies electronically are urged to contact Computershare Investor Services Inc. to determine the availability of and instructions for the use of this option.

EXERCISE OF VOTE BY PROXY

The shares represented by proxies at the Meeting will be voted for or against or withheld from voting in accordance with the instructions of the Shareholder, so long as such instructions are certain, on any ballot that may be called for. Where the proxy specifies a choice with respect to any matter to be voted upon, the shares to which the proxy pertains will be voted in accordance with the specification so made. If no choice is specified in the proxy, the persons designated in the accompanying form of proxy will vote for each of the matters proposed by management at the Meeting and described in the Notice of the Meeting.

The form of proxy accompanying this Information Circular confers discretionary authority upon the nominees named therein with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. Management knows of no matter, to come before the Meeting, other than those referred to in the accompanying notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies given in favour of the persons named therein will be voted on such matters in accordance with the best judgment of such persons.

REVOCABILITY OF PROXY

A Shareholder may revoke a proxy (a) by depositing an instrument in writing executed by him or by his attorney authorized in writing (i) at the registered office of the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, or (b) in any other manner permitted by law. Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders (as defined below) who wish to change their vote must, at least 7 days before the Meeting, arrange for their Intermediary (as defined below) to revoke the proxy on their behalf.

Revocation of proxies may also be done electronically. Shareholders who wish to revoke their proxies electronically are urged to contact Computershare Investor Services Inc. to determine the availability of and instructions for the use of this option.

NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” Shareholders because the common shares of the Corporation (the “Common Shares”) they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of the Meeting, this Information Circular and the proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the head office of the Corporation or Computershare Investor Services Inc. as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Proxy Authorization Form”) which the Intermediary must follow. Typically, the Proxy Authorization Form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the Proxy Authorization Form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a Proxy Authorization Form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or Proxy Authorization Form is to be delivered.

In addition, Canadian securities legislation now permits the Corporation to forward meeting materials directly to “non objecting beneficial owners”. If the Corporation or its agent has sent these materials directly to you (instead of through a nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

VOTING SHARES AND RECORD DATE

The Corporation’s authorized capital consists of an unlimited number of Common Shares, preferred shares and series one (1) preferred shares. As of May 2, 2013, the issued share capital of the Corporation consisted of 148,916,374 Common Shares with no preferred shares or series one (1) issued. Each holder of Common Shares of record at the close of business on May 1, 2013 (the “Record Date”) is entitled to one vote for each Common Share then held on all matters to be acted upon at the Meeting.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors (the “Directors”) and executive officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

MATTERS TO BE ACTED UPON

1.	Fixing the Number of Directors

The Corporation’s articles provide that the board of Directors (the “Board”) is to consist of a minimum of three Directors and a maximum number to be determined from time to time by ordinary resolution of the Corporation’s shareholders. The Board currently consists of seven (7) individuals. The Board proposes to fix the number of our Directors at seven (7).

A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposal to fix the number of directors at seven (7).

The persons named in the accompanying form of proxy intend to vote for fixing the number of Directors at seven (7).

2.	Election of Directors

The Corporation’s Board presently consists of seven (7) Directors. The term of office of each of the present Directors expires at the Meeting. At the Meeting, it is intended to fix the number of Directors at seven and to elect seven (7) Directors for the ensuing year.

The persons named in the accompanying form of proxy intend to vote for the election, as Directors, of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as Directors but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless authority to vote in the election of Directors is withheld. Each Director elected will hold office until the next annual meeting of the Corporation or until their successors are appointed.

The names of and other information about the said nominees are as follows:

Name, Office and Place of Residence	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years(1)	Period of Service as a Director	No. of Common Shares Beneficially Owned, or controlled or directed, directly or indirectly, as at [the date of the Circular](1)
Robert Hodgkinson Chief Executive Officer, Co-Chairman and Director British Columbia, Canada	Chief Executive Officer of the Corporation.	May 18, 2004 - Present	7,750,000
Craig Sturrock(2) Director British Columbia, Canada	Tax lawyer since 1971. Currently, he is a partner at the law firm of Thorsteinssons LLP, and his practice focuses primarily on civil and criminal tax litigation.	August 22, 2005 - Present	650,000
Stephen R. Mut Director and Co-Chairman Colorado, United States	CEO of Nycon Energy Consulting since his retirement from Shell in mid 2009. At Shell, Mr. Mut served as chief executive officer of a unit of Shell Exploration and Production Company from 2000 until his retirement in 2009. Prior to that, Mr. Mut served in various executive roles at ARCO (Atlantic Richfield Company).	December 17, 2009 - Present	1,701,001
Harrison F. Blacker (4) Director Colorado, United States	President of Dejour Energy (USA) Inc. since April 2008. Over 30 years of expertise managing oil and gas operations. Held the positions of CEO with China Oman Energy Company and Portfolio Manager, Latin American Business Unit and General Manager/ President of Venezuela Energy with Atlantic Richfield Corporation (ARCO) prior to joining Dejour USA.	April 2, 2008 - Present	525,678

Name, Office and Place of Residence	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years(1)	Period of Service as a Director	No. of Common Shares Beneficially Owned, or controlled or directed, directly or indirectly, as at [the date of the Circular](1)
Richard A. Bachmann (2)(3)(4) Louisiana, United States	President/CEO of EPL LLC, an energy consulting firm since his retirement from EPL Ltd. in 2009. He was the founder, President and CEO of EPL, a US independent US oil and gas exploration and production company. Prior to that he was President of LL&E, a US oil and gas explorer. He began his career with Exxon serving in many executive positions both in the US and internationally. Mr Bachmann has over 44 years in the oil and gas industry.	December 14, 2012 - Present	Nil
A. Ross Gorrell(3)(4) British Columbia, Canada	30 years experience in geological evaluations of resource properties in Canada. He has served as director, officer and controlling principal of many successful mining and oil and gas ventures listed on the Toronto Stock Exchange. Currently, Dr. Gorrell is a director and President, CEO and Co-Chairman of Petromin Resources Ltd.	December 14, 2012 - Present	Nil
Richard H. Kennedy(3) Alberta, Canada	Barrister and solicitor. Partner at Kennedy Agrios LLP, an Edmonton, Alberta based law firm focusing on commercial real estate, administrative and regulatory law. He acts for institutional lenders, pension funds, private owners, major big box retail clients and developers of commercial real estate in its various forms.	December 14, 2012 - Present	94,900

(1)	The information as to place of residence, principal occupation and the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective nominees themselves.
(2)	Denotes member of the Corporation’s Audit Committee. Craig Sturrock is the Chair of the Committee.

(3)	Denotes member of the Corporation’s Compensation and Corporate Governance Committee. Richard A. Bachmann is the Chair of the Committee.
(4)	Denotes member of the Corporation’s Reserves Committee. Harrison Blacker is the Chair of the Committee.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company.

To the knowledge of the Corporation, no proposed Director:

(a)	is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in effect for a period of more than 30 consecutive days while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

3.	Appointment of Auditors

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of BDO Canada LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation, to hold office until the close of the next annual general meeting of the Corporation. It is proposed that the remuneration to be paid to the auditors of the Corporation be fixed by the Board. BDO Canada LLP, Chartered Accountants were first appointed auditors of the Corporation on August 20, 2010.

The persons named in the accompanying form of proxy intend to vote for the re-appointment of BDO Canada LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4.	Share Consolidation

General Information

The Corporation is asking shareholders to authorize the Board to effect, in its discretion and if they deem it appropriate, a share consolidation of the outstanding Common Shares (the “Share Consolidation”), at a consolidation ratio of up to five (5) Common Shares being consolidated into one (1) Common Share (5:1), such Share Consolidation to occur at some time before the next annual meeting of shareholders. The Share Consolidation, if passed by the shareholders, will be effected by amending the Corporation’s articles of incorporation, after obtaining Board and regulatory approval.

The Corporation believes that the availability of a range of Share Consolidation ratios up to (5:1) will provide it with the flexibility to implement the Share Consolidation in a manner designed to maximize the anticipated benefits for the Corporation and its shareholders. In determining which precise Share Consolidation ratio to implement, if any, following the receipt of shareholder approval, the Board may consider, among other things, factors such as:

•	the Corporation’s ability to continue its listing on the Toronto Stock Exchange (the “TSX”) and New York Stock Exchange MKT (“NYSE MKT”);

•	the historical trading prices and trading volume of the Common Shares;

•	the then prevailing trading price and trading volume of the Common Shares and the anticipated impact of the Share Consolidation on the trading market(s) for the Common Shares;

•	the outlook for the trading price of the Common Shares;

•	threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;

•	the greatest overall reduction in the Corporation’s administrative costs; and

•	prevailing general market and economic conditions.

At the close of business on May 1, 2013 the closing price of the Common Shares on the TSX was CAN$0.195 and the closing price of the Common Shares on the NYSE MKT was US$0.195.

There were 148,916,374 issued and outstanding Common Shares on such date. Based on the number of Common Shares currently issued and outstanding, immediately following the completion of the Share Consolidation, for illustrative purposes only, assuming a Share Consolidation ratio of 5-for-1, there would be approximately 29,783,274 Common Shares issued and outstanding. The Corporation does not expect the Share Consolidation itself to have any economic effect on shareholders or other securityholders.

Reasons for the Consolidation

The Board believes that the Share Consolidation is the most effective means of avoiding a potential delisting of the Corporation’s Common Shares on the NYSE MKT, on which they are currently listed and quoted for trading in the United States by reason of the fact the share price is so low. Although the NYSE MKT has yet to serve formal notice that the Corporation’s share price does not meet the minimum listing requirements of US$1.00 per share, the Board wants to be proactive at this time before any such notice is served.

In addition to the objective of avoiding delisting from the NYSE MKT, the Board believes that the Share Consolidation could heighten the interest of the financial community in the Corporation and potentially broaden the pool of investors that may consider investing or be able to invest in the Corporation by increasing the trading price of the Common Shares and decreasing the number of outstanding Common Shares. It could also help to attract institutional investors who have internal policies that either prohibit them from purchasing stock below a certain minimum price or tend to discourage individual brokers from recommending such stock to their customers.

Risks Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended to increase the per share market price of the Common Shares; however, the market price of the Corporation’s Common Shares will also be based on other factors, which are unrelated to the number of shares outstanding. As a result, there can be no assurance that the market price of the Common Shares will in fact increase following the Share Consolidation or will not decrease in the future, or that the minimum closing bid price of the Common Shares will meet NYSE MKT minimum bid price requirement. Further, there can be no assurance that the Share Consolidation alone will guarantee the continued listing of the Common Shares on NYSE MKT or that the Common Shares will not be delisted due to a failure to meet other continued listing requirements of the NYSE MKT. The NYSE MKT has strongly recommended that the Corporation undertake such a consolidation. In addition, in the future, the market price of the Common Shares following the Share Consolidation may not exceed or remain higher than the market price prior to the Share Consolidation and thus the total market capitalization of the Corporation’s Common Shares after the Share Consolidation may be lower than the total market capitalization before the Share Consolidation.

While the Corporation believes that a higher share price could help to attract institutional investors who have internal policies that either prohibit them from purchasing stock below a certain minimum price or tend to discourage individual brokers from recommending such stock to their customers, the Share Consolidation may not result in a share price that will attract institutional investors or that satisfy the investing guidelines of institutional investors.

If the Share Consolidation is affected and the market price of the Corporation’s Common Shares declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. In many cases, both the total market capitalization of a company and the market price of such company’s common shares following a share consolidation are lower than they were before the share consolidation. Furthermore, the reduced number of Common Shares that would be outstanding after the Share Consolidation could adversely affect the liquidity of the Common Shares. The Share Consolidation will, in all likelihood, also result in some shareholders owning “odd lots” of fewer than 100 Common Shares on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares.

Effecting the Share Consolidation

Once the Corporation determines the consolidation ratio and that it is in the best interests of the Corporation to proceed with the Share Consolidation, it will amend its articles in accordance with the Business Corporations Act (British Columbia) (the “BCBCA”), upon which time the Share Consolidation will become effective. Concurrently, a new CUSIP number will be assigned to the Common Shares and letters of transmittal will be distributed to Registered Shareholders in order to issue replacement share certificates. Registered Shareholders will complete the letter of transmittal and return it along with the old share certificate to the transfer agent. The transfer agent will then issue the new share certificates to all Registered Shareholders who have validly submitted letters of transmittal.

Fractional Common Shares

No fractional Common Shares will be issued as a result of the Share Consolidation. Where the Share Consolidation would result in a shareholder being entitled to receive a fractional share, the fractional Common Share resulting from the Share Consolidation will be rounded down to the next whole number. In all other respects, the post consolidated Common Shares will have the same attributes as the pre-consolidated Common Shares.

Recommendation of the Board

The Board has determined that the Share Consolidation is in the best interests of the shareholders and the Corporation. The Board recommends that the shareholders vote FOR the adoption of the Share Consolidation Resolution.

•	Approval of Share Consolidation Resolution

At the Meeting, shareholders will be asked to consider and, if thought fit, to pass, with or without amendments, the following special resolution:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Corporation’s authorized share capital be altered by consolidating all its Common Shares without par value on the basis of up to every five (5) of such Common Shares without par value being consolidated into one (1) Common Share without par value, such Share Consolidation to occur at some time before the next annual and general meeting;

2.	any fractional shares of the Corporation arising from the Share Consolidation be rounded down to the nearest whole share of the Corporation;

3.	the directors of the Corporation, in their sole and complete discretion, may act upon these resolutions to effect the Share Consolidation if deems it appropriate and without any further approval from the shareholders of the Corporation, may choose not to act upon these resolutions notwithstanding shareholder approval of the Share Consolidation; and

4.	any one director or senior officer of the Corporation is authorized and directed on behalf of the Corporation to take all necessary steps and proceedings and to execute, deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

In accordance with the Corporation’s articles and the BCBCA, in order to pass the special resolutions, at least two-thirds of the votes cast at the Meeting must be voted in favour of the resolution.

If shareholders pass the resolution, the consolidation will take effect on a date to be coordinated with the TSX and the NYSE MKT and announced in advance by the Corporation.

The persons named in the accompanying form of proxy intend to vote FOR the adoption of the Share Consolidation resolution.

STATEMENT OF EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis

a)	Compensation and Corporate Governance Committee

The Corporation has Compensation and Corporate Governance Committee composed of three Directors, Richard Kennedy, Ross Gorrell and Richard Bachmann.

b)	Role of the Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee exercises general responsibility regarding overall executive compensation. The Board sets the annual compensation, bonus, options and other benefits of the Chief Executive Officer and approves compensation for all other executive officers of the Corporation after considering the recommendations of the Compensation and Corporate Governance Committee. Each or the members of the Compensation and Corporate Governance Committee has extensive experience in management and compensation procedures. Mr. Kennedy is a Partner of an Edmonton, Alberta based law firm with responsibility to set compensation for the staff of the law firm. Both Dr. Gorrell and Mr. Bachmann have served executive positions in a number of public and private companies operating in the oil and gas sectors and therefore have wide-ranging experience concerning management compensation matters.

Subject to the powers and duties of the Board, the Compensation and Corporate Governance Committee is required under its charter to perform the following duties:

•	review and recommend corporate goals and objectives relative to the compensation of the Company’s executive officers;

•	determine the salary and benefits of the executive officers, subject to the terms of existing contractual arrangements;

•	review terms of new executive officer contracts, amendments or renewal of existing executive officer contracts and make recommendations for approval of contracts to the board of directors;

•	review the compensation of the directors in light of time commitments, competitive fees, risks and responsibilities and make recommendations for approval of directors’ fees to the board of directors;

•

based on recommendations of the Chief Executive Officer, determine the general compensation structure and policies and programs for the Corporation such that the Corporation is able to award, attract and hold key personnel;

•	oversee the Company’s stock option plan and determine its use, from time to time, as a form of incentive compensation for service providers;

•	determine and recommend any other incentives/compensation plans from time to time;

•	review and make recommendations to the board of directors on issues that arise in relation to any employment contract in force from time to time; and

•	review and approve severance arrangements for executive officers.

c)	Compensation Discussion

(i)	Risks Associated with the Corporation’s Compensation Policies and Practices

The Compensation Committee has considered the implications of the risks associated with the Corporation’s compensation practices and has determined that there are no significant areas of risk since the discretionary portion of compensation, that is, share options and bonuses are based on qualitative measures and are at the full discretion of the Board upon the recommendations of the Compensation Committee.

(ii)	Basis of Compensation for Executive Officers

The Corporation compensates its executive officers through a combination of base compensation, bonuses and stock options. The base compensation provides an immediate cash incentive for the executive officers. Bonuses encourage and reward exceptional performance over the financial year. Stock options ensure that the executive officers are motivated to achieve long term growth of the Corporation and continuing increases in shareholder value. In terms of relative emphasis, the Corporation places more importance on stock options as long-term incentives. Bonuses are related to performance and may form a greater or lesser part of the entire compensation package in any given year. Each of these means of compensation is briefly reviewed in the following sections.

(iii)	Base Compensation

Base compensation for each executive officer, including that of the Chief Executive Officer, is set by the Compensation Committee and approved by the Board on the basis of the applicable executive officer’s responsibilities, experience and past performance. The Corporation’s philosophy is that Named Executive Officers (as defined below) are provided a base compensation competitive among companies considered to be a peer group to the Corporation. In 2008, the Corporation hired an external compensation consultant to review the Corporation’s compensation for senior officers. Companies selected for inclusion in this peer group are publicly traded, junior oil and gas exploration companies of a similar size to the Corporation with operations considered to be analogous to those of the Corporation. Compensation information for this peer group was collected from public disclosure for the year of 2008, and adjusted using average salary increases derived from industry surveys to provide a benchmark for 2012 compensation. Additionally, in making such an assessment, the Board considers the objectives set forth in the Corporation’s business plan and the performance of executive officers and employees in executing the plan in combination with the overall result of the activities undertaken. The report of the external consultant is now out-of-date and will be updated in the coming year.

In 2008, a peer group of comparable publicly-traded oil and gas companies with a similar market capitalization as the Corporation was comprised as follows:

Alberta Clipper Energy Inc.	Grey Wolf Exploration Inc.
Bankers Petroleum Ltd.	Petroflow Energy Ltd.
Berkana Energy Corp.	ProspEx Resources Ltd.
Birchcliff Energy Ltd.	Questerre Energy Corp.
Burmis Energy Inc.	Storm Cat Energy Corp.
Delphi Energy Corp.	Westside Energy Corp.
Dune Energy Inc.	Gentry Resources Ltd.

(iv)	Bonuses

An annual bonus may be paid for each fiscal year based on the Board’s assessment of the Corporation’s general performance and the relative contribution of each of the executive officers, including the Chief Executive Officer, to that performance.

(v)	Stock Options

The Corporation provides long term incentive compensation to its executive officers through its Stock Option Plan, which is considered an integral part of the Corporation’s compensation program.

Upon the recommendation of management and approval by the Compensation Committee and the Board, stock options are granted under the Corporation’s Stock Option Plan, to new Directors, officers and key employees, usually upon their commencement of employment with the Corporation. Upon the recommendation of Compensation Committee, the Board approves the granting of additional stock options from time to time based on its assessment of the appropriateness of doing so in light of the long term strategic objectives of the Corporation, its current stage of development, the need to retain or attract key technical and managerial personnel in a competitive industry environment, the number of stock options already outstanding, overall market conditions, and the individual’s level of responsibility and performance within the Corporation.

The Board views the granting of stock options as a means of promoting the success of the Corporation and creating and enhancing returns to its Shareholders. As such, the Board does not grant stock options in excessively dilutive numbers. Total options outstanding are presently limited to 10% of the total number of shares outstanding under the rules of the TSX. Grant sizes are, therefore, determined by various factors including the number of eligible individuals currently under the option plan and future hiring plans of the Corporation. See “Information Concerning the Corporation’s Stock Option Plan” below for further details.

The Board granted a total of 2,200,000 stock options to the Named Executive Officers in 2012.

Further details regarding the stock option plan are provided under the heading “Statement of Executive Compensation – Incentive Stock Option Plan”.

2.	Summary Compensation Table

The following tables set forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the financial years ended December 31, 2010, December 31, 2011 and December 31, 2012 in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2012 and the other three most highly compensated executive officers of the Corporation as at December 31, 2012 whose individual total salary, consulting fees and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Name and principal position	Year	Salary and Consulting Fees ($)		Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation			Pension value ($)	All other compensation ($)	Total compensation ($)
						Annual incentive plans ($)		Long- term incentive plans ($)
Robert Hodgkinson,	2012	255,000		Nil	63,654	Nil		Nil	Nil	Nil	318,654
Chief Executive Officer	2011	255,000		Nil	42,413	100,000		Nil	Nil	Nil	397,413
	2010	255,000		Nil	77,300	Nil		Nil	Nil	Nil	332,300

Mathew Wong,	2012	229,000		Nil	20,534	Nil		Nil	Nil	Nil	249,534
Chief Financial(2) Officer	2011	229,000		Nil	42,413	100,000		Nil	Nil	Nil	371,413
	2010	241,000		Nil	45,400	Nil		Nil	Nil	Nil	286,400

Harrison F. Blacker,	2012	326,492	(3)	Nil	63,654	Nil		Nil	Nil	Nil	390,146
President and Chief Operating Officer	2011	291,844	(4)	Nil	42,413	133,556	(6)	Nil	Nil	Nil	467,813
	2010	257,500	(5)	Nil	90,600	61,800	(7)	Nil	Nil	Nil	409,900

Neyeska Mut,	2012	200,350	(8)	Nil	32,854	Nil		Nil	Nil	Nil	233,204
EVP Operations of Dejour Energy (USA) Corp.	2011	198,325	(9)	Nil	43,261	98,930	(11)	Nil	Nil	Nil	340,516
	2010	206,485	(10)	Nil	40,550	Nil		Nil	Nil	Nil	247,035

(1)	Calculated as of the grant date using the Black-Scholes option pricing model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options. The weighted average assumptions used by the Corporation were (i) an expected life of 1.44 years; (ii) volatility of 89%; and (iii) risk-free rate of 1.15%.
(2)	On January 28, 2013, Mr. Wong resigned from his position as Chief Financial Officer and ceased to be an executive officer of the Corporation on the date of his resignation.
(3)	Mr. Blacker’s salary in 2012 was US$326,688. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S. $0.9994 = Cdn. $1.00, being the Bank of Canada annual average exchange rate for the year of 2012.
(4)	Mr. Blacker’s salary in 2011 was US$295,000. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9893 = Cdn.$1.00, being the Bank of Canada annual average exchange rate for the year of 2011.
(5)	Mr. Blacker’s salary in 2010 was US$250,000. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9709 = Cdn.$1.00, being the Bank of Canada annual average exchange rate for the year of 2010.
(6)	Mr. Blacker’s bonus in 2011 was US$135,000. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9893 = Cdn.$1.00, being the Bank of Canada annual average exchange rate for the year of 2011.
(7)	Mr. Blacker’s bonus in 2010 was US$60,000. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9709 = Cdn.$1.00, being the Bank of Canada annual average exchange rate for the year of 2010.
(8)	Ms. Mut’s salary in 2012 was US$200,470. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9994 = Cdn.$1.00, being the Bank of Canada annual average exchange rate for the year of 2012
(9)	Ms. Mut’s salary in 2011 was US$200,470. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9893 = Cdn.$1.00, being the Bank of Canada annual average exchange rate for the year of 2011.
(10)	Ms. Mut’s salary in 2010 was US$200,471. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9709 = Cdn.$1.00, being the Bank of Canada annual average exchange rate for the year of 2010.
(11)	Ms. Mut’s bonus in 2011 was US$100,000. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9893 = Cdn.$1.00, being the Bank of Canada annual average exchange rate for the year of 2011.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on December 31, 2012:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Robert Hodgkinson	375,000	0.45	Oct 28, 2013	Nil	Nil	Nil
	275,000	0.45	May 4, 2014	Nil	Nil	Nil
	350,000	0.35	Feb 3, 2015	Nil	Nil	Nil
	19,000	0.35	Feb 15, 2015	Nil	Nil	Nil
	300,000	0.35	Mar 15, 2014	Nil	Nil	Nil
	775,000	0.20	Dec 17, 2015	Nil	Nil	Nil
Mathew Wong	175,000	0.45	Oct 28, 2013	Nil	Nil	Nil
	125,000	0.45	May 4, 2014	Nil	Nil	Nil
	200,000	0.35	Feb 3, 2015	Nil	Nil	Nil
	17,000	0.35	Feb 15, 2015	Nil	Nil	Nil
	300,000	0.35	Mar 15, 2014	Nil	Nil	Nil
	250,000	0.20	Dec 17, 2015	Nil	Nil	Nil
Harrison F. Blacker	300,000	0.45	Oct 28, 2013	Nil	Nil	Nil
	300,000	0.45	May 4, 2014	Nil	Nil	Nil
	400,000	0.35	Feb 3, 2015	Nil	Nil	Nil
	33,000	0.35	Feb 15, 2015	Nil	Nil	Nil
	300,000	0.35	Mar 15, 2014	Nil	Nil	Nil
	775,000	0.20	Dec 17, 2015	Nil	Nil	Nil
Neyeska Mut	120,000	0.45	Oct 28, 2013	Nil	Nil	Nil
	80,000	0.45	Feb 12, 2014	Nil	Nil	Nil
	175,000	0.35	Feb 3, 2015	Nil	Nil	Nil
	19,000	0.35	Feb 15, 2015	Nil	Nil	Nil
	306,000	0.35	Mar 15, 2014	Nil	Nil	Nil
	400,000	0.20	Dec 17, 2015	Nil	Nil	Nil

(1)	The value of unexercised in-the-money stock options has been determined by subtracting the exercise price at which Common Shares may be acquired pursuant to the exercise of the options from the closing price of the Common Shares on the TSX of $0.20 on December 31, 2012.
(2)	The exercise price of stock options is determined by the Board but shall in no event be less than the trading price of the Common Shares of the Corporation on the TSX at the time of the grant of the option, less the maximum discount permitted under the regulations of the TSX or such other price as may be agreed to by the Corporation and approved by the TSX.

Value Vested or Earned During 2012 Fiscal Year

The following table outlines the value of incentive plan awards vested or earned by the Named Executive Officers during the fiscal year ended December 31, 2012:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Hodgkinson	Nil	Nil	Nil
Mathew Wong	Nil	Nil	Nil
Harrison F. Blacker	Nil	Nil	Nil
Neyeska Mut	Nil	Nil	Nil

Termination and Change of Control Benefits

The table below reflects amounts that would have been payable to each Named Executive Officers if their agreements had been terminated on December 31, 2012 either (i) without cause or (ii) following a change of control.

Name	Termination of Contract, other than for termination with cause Severance ($)		Termination of Contract, in the event of a change of control Severance ($)
Robert Hodgkinson(1)		255,000		510,000
Mathew Wong(2)		229,000		458,000
Harrison F. Blacker(3)	US$	310,000	US$	620,000
Neyeska Mut(4)	US$	200,470	US$	400,940

(1)	If Mr. Hodgkinson’s agreement is terminated without cause or following a change of control, he will be entitled to receive a termination payment equal to 12 months and 24 months of base compensation respectively. Per Mr. Hodgkinson’s agreement, change of control is defined as 20% or more of the issued and outstanding Common Shares of the Corporation are acquired by any person or by any person and its affiliate.
(2)	If Mr. Wong’s agreement is terminated without cause or following a change of control, he will be entitled to receive a termination payment equal to 12 and 24 months of base salary respectively. Per Mr. Wong’s employment agreement, change of control is defined as 20% or more of the issued and outstanding Common Shares of the Corporation are acquired by any person or by any person and its affiliate.
(3)	If Mr. Blacker’s employment is terminated without cause or following a change of control, he will be entitled to receive a termination payment equal to 12 months and 24 months of base salary respectively. Per Mr. Blacker’s employment agreement, change of control is defined as 20% or more of the issued and outstanding Common Shares of the Corporation are acquired by any person or by any person and its affiliate.
(4)	If Ms. Mut’s employment is terminated without cause or following a change of control, he will be entitled to receive a termination payment equal to 12 months and 24 months of base salary respectively. Per Ms. Mut’s employment agreement, change of control is defined as 20% or more of the issued and outstanding Common Shares of the Corporation are acquired by any person or by any person and its affiliate.

Compensation of Directors

The Corporation has compensation agreements for its Directors who are not executive officers. Under the agreements, Directors receive $2,500 per meeting for the first 4 meetings each year, and $1,500 for each meeting thereafter. The Board may award special remuneration to any Director undertaking any special services on behalf of the Corporation other than services ordinarily required of a Director. Pursuant to an amendment to the agreements approved by the Board, effective January 1, 2010, the Directors now receive $1,000 per quarter plus $500 for each meeting.

During the most recently completed financial year ended December 31, 2012, the cash compensation and stock options granted to the Directors who are not Named Executive Officers, for being a member of the Board, were as follows:

Name	Meeting Attendance Fees ($)	Share- Based Awards ($)	Option- Based Awards ($)(1)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Craig Sturrock	7,500	Nil	Nil	Nil	Nil	Nil	7,500
Robert Holmes(2)	3,500	Nil	Nil	Nil	Nil	Nil	3,500
Richard Patricio(3)	3,500	Nil	Nil	Nil	Nil	Nil	3,500
Darren Devine	7,000	Nil	Nil	Nil	Nil	Nil	7,000
Ross Gorrell	500	Nil	Nil	Nil	Nil	Nil	500
Richard Kennedy	500	Nil	Nil	Nil	Nil	Nil	500
Richard Bachmann	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Calculated as of the grant date using the Black-Scholes option pricing model. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options. The weighted average assumptions used by the Corporation were (i) an expected life of 1.44 years; (ii) volatility of 89%; and (iii) risk-free rate of 1.15%.

(2)	Mr. Holmes resigned from the Board on July 13, 2012.
(3)	Mr. Patricio resigned from the Board on September 21, 2012.
(4)	Mr. Devine resigned from the Board on April 10, 2013.

a)	Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each non-management director of the Corporation, all of the share-based and option-based awards outstanding on December 31, 2012:

		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Craig Sturrock	100,000	0.45	October 28, 2013	Nil	Nil	Nil
	50,000	0.45	May 4, 2014	Nil	Nil	Nil
	150,000	0.35	February 3, 2015	Nil	Nil	Nil
	100,000	0.35	March 15, 2014	Nil	Nil	Nil
	250,000	0.20	December 17, 2015	Nil	Nil	Nil
Darren Devine(3)	200,000	0.35	February 3, 2015	Nil	Nil	Nil
	100,000	0.35	March 15, 2014	Nil	Nil	Nil
	200,000	0.20	December 17, 2015	Nil	Nil	Nil
Ross Gorrell	300,000	0.20	December 17, 2015	Nil	Nil	Nil
Richard Kennedy	300,000	0.20	December 17, 2015	Nil	Nil	Nil
Richard Bachmann	500,000	0.20	December 17, 2015	Nil	Nil	Nil

(1)	The value of unexercised in-the-money stock options has been determined by subtracting the exercise price at which Common Shares may be acquired pursuant to the exercise of the options from the closing price of the Common Shares on the TSX of $0.20 on December 31, 2012.
(2)	The exercise price of stock options is determined by the Board, but shall in no event be less than the trading price of the Common Shares of the Corporation on the TSX at the time of the grant of the option, less the maximum discount permitted under the regulations of the TSX or such other price as may be agreed to by the Corporation and approved by the TSX.
(3)	Mr. Devine resigned from the Board on April 10, 2013.

b)	Value Vested or Earned During 2012 Fiscal Year

The following table sets forth, for each non-management director of the Corporation, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive compensation during the twelve month period ended December 31, 2012:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Craig Sturrock	Nil	Nil	Nil
Robert Holmes(1)	Nil	Nil	Nil
Richard Patricio(2)	Nil	Nil	Nil
Darren Devine(3)	Nil	Nil	Nil
Ross Gorrell	Nil	Nil	Nil
Rick Kennedy	Nil	Nil	Nil
Richard Bachmann	Nil	Nil	Nil

(1)	Mr. Holmes resigned from the Board on July 13, 2012.
(2)	Mr. Patricio resigned from the Board on September 21, 2012.
(3)	Mr. Devine resigned from the Board on April 10, 2013.

3.	Performance Graph

The following table and graph compare the cumulative total shareholder return on $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from December 31, 2007 to December 31, 2012 (the Corporation’s most recent financial year end).

Year End	2007	2008	2009	2010	2011	2012
	$	$	$	$	$	$
Common Shares	100.00	28.87	23.24	22.54	35.92	14.08
S&P/TSX Composite Index	100.00	64.97	84.91	97.18	86.42	89.88

The trend in overall compensation paid to the Named Executive Officers over the past five years has not directly correlated with increases or decreases of either the market price of the Common Shares or the S&P/TSX Composite Index during the period. The Corporation has not included market price targets of the Common Shares as a component of the Corporation’s executive compensation program and strategy.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Corporation’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	14,389,626 options	$0.29	502,011 options
Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	14,389,626	$0.29	502,011

The number of securities remaining available for future issuance is equal to the maximum aggregate number of Common Shares that are issuable under the 2009 Plan minus the number of securities to be issued upon exercise of outstanding options. The maximum aggregate number of Common Shares that are issuable under the 2009 Plan is equal to 10% of the number of issued and outstanding Common Shares.

Information Concerning the Corporation’s Stock Option Plan

The Board implemented a new stock option plan on September 18, 2009 (the “2009 Plan”) effective December 17, 2009 which was approved by the TSX, to replace the 2006 Plan. As with the 2006 Plan, the 2009 Plan is a 10% “rolling” plan pursuant to which the number of Common Shares reserved for issuance is 10% of the Corporation’s issued and outstanding Common Shares as constituted on the date of any grant of options.

Detailed information relating to the 2009 Plan is provided above under the heading “Re-Approval of the Stock Option Plan and U.S. Sub-Plan”.

•

As at May 2, 2013, an aggregate of up to 14,891,637 options were issued or issuable under the 2009 Plan, being a number of options equal to 10% of the Corporation’s issued and outstanding Common Shares on such date.

•

As of May 2, 2013 an aggregate of 11,385,001 options were outstanding under the 2009 Plan, being a number of options equal to 7.65% of the Corporation’s issued and outstanding common shares at that date.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the Directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been Directors or executive officers of the Corporation at any time since January 1, 2012 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters scheduled to be acted upon at the Meeting exclusive of the election of Directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, none of the Directors or officers of the Corporation, no director or officer of a body corporate that is itself an insider or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Corporation’s most recently completed financial year that has materially affected or would or could materially affect the Corporation and any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Corporation are performed to any substantial degree other than by the Directors or executive officers of the Corporation or its subsidiaries either personally or by way of their individual corporations.

AUDIT COMMITTEE INFORMATION

Shareholders are directed to Appendix “C” of the Corporation’s Annual Information Form for the year ended December 31, 2012 for the audit committee disclosure required by section 5.1 of National Instrument 52-110 – Audit Committees.

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the committees are set out below.

National Instrument 58-201 (“NI 58-201”) establishes corporate governance guidelines which apply to all public companies. The Corporation has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Corporation’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Corporation’s Board is expected to consist of seven Directors post-Meeting, four of whom are independent based upon the tests for independence set forth in National Instrument 52-110. Messrs. Sturrock, Bachmann, Kennedy and Gorrell are independent. The Chairman of the Board, Mr. Hodgkinson, who is also the Chief Executive Officer of the Corporation, is not an independent Director. The President and COO of the Corporation, Mr. Blacker is not an independent Director. Stephen R. Mut is not an independent Director because his spouse is a senior officer of Dejour Energy (USA) Corp., a wholly owned subsidiary of the Corporation.

The role of the Chairman is to enhance Board effectiveness by ensuring that the responsibilities of the Board are understood by the Board and management, ensuring the Board has adequate resources to support its decision-making requirements, and ensuring there is a process in place for monitoring legislation and best practices and to assess the effectiveness of the Board on a regular basis. The Chairman presides at meetings of the Board and the Shareholders of the Corporation, provides leadership to the Board and assists the Board in reviewing and monitoring the strategy, goals, objectives and policies of the Corporation, and communicates with the Board to keep it current on all material developments. The Chairman also ensures that the independent Directors have adequate opportunities to meet to discuss issues without management present and communicates to management as appropriate the results of private discussions among independent Directors. The independent Directors hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance. Since the beginning of the Corporation’s most recently completed fiscal year ended December 31, 2012, the independent Directors have held 4 such meetings.

The governance committee has the responsibility to take initiatives to ensure that the board of directors can function independently of management, including, without limitation, recommending to the board of directors mechanisms, including the appointment of a committee of directors independent of management, to allow directors who are independent of management an opportunity to discuss the Company’s affairs in the absence of management.

The attendance record of each Director at Board meetings since the beginning of the Corporation’s most recently completed fiscal year ended December 31, 2012 is as follows:

Name	Number of Meetings Attended
Robert Hodgkinson	2 out of 2
Craig Sturrock	1 out of 2
Stephen R. Mut	2 out of 2
Darren Devine	2 out of 2
Harrison Blacker	2 out of 2
Robert Holmes	2 out of 2
Richard Patricio	2 out of 2

Board Mandate

The mandate of the Board, as stated in Corporation’s Articles and subject to the BCBCA, is to manage or supervise the management of the business and affairs of the Corporation. The Board has the authority to exercise all such powers of the Corporation as are not, by the BCBCA or by the Corporation’s articles, required to be exercised by the shareholders of the Corporation.

Position Descriptions

The Board Chair is responsible to the Board for annually proposing the leadership and membership of each committee. The Corporation has only formed three committees – the Audit Committee, the Compensation and Corporate Governance Committee and the Reserves Committee.

The Chairman of the Audit Committee is responsible for presiding at meetings of the Audit Committee and for investigating any complaints made against the Corporation through the whistleblower policy. Any responsibility which is not delegated to senior management or a Board committee remains with the full Board.

The Chairman of the Compensation and Corporate Governance Committee is responsible for leading the committee in overseeing the management’s formulation of human resources and compensation policies and procedures of the Corporation.

The Chairman of the Reserves Committee is responsible for managing the affairs of the committee, working with the officers of the Corporation regarding its reserves and communicating with the Corporation’s independent petroleum consultants.

The Board has developed a written position description for the Chief Executive Officer.

Management Supervision by Board

The size of the Corporation is such that all the Corporation’s operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent Directors on an informal basis as the independent Directors are actively and regularly involved in reviewing and supervising the operations of the Corporation and have regular and full access to management. The independent Directors are however able to meet at any time without any members of management including the non-independent Directors being present.

Further supervision is performed through the Audit Committee which is composed of a majority of independent Directors who can meet with the Corporation’s auditors without management being in attendance. The independent Directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the table provided under “Election of Directors” in this Information Circular.

The following Directors of the Corporation hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Robert Hodgkinson	N/A
Richard A. Bachmann	N/A
Richard H. Kennedy	N/A
A. Ross Gorrell	Petromin Resources Ltd.
Stephen R. Mut	N/A
Craig C. Sturrock	N/A
Harrison F. Blacker	N/A

Orientation and Continuing Education

While the Corporation does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of the Board Directors, committees and copies of the Corporation’s corporate governance policies;

2.	access to recent, publicly filed documents of the Corporation;

3.	access to management; and

4.	summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Corporation’s operations. Board members have full access to the Corporation’s records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Corporation and to meet responsibilities to Shareholders.

The Board has adopted a written Code of Conduct (the “Code”) for its Directors, officers and employees. The Code was filed in the Corporation’s SEDAR profile at www.sedar.com on April 18, 2007. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board or management. No material change reports have been filed by the Corporation since the beginning of the Corporation’s most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Board Member’s Nomination Process

a)	Identification Process

The Corporation follows section 804(a) of the NYSE MKT Corporation Guide for the purpose of identifying New Board Members. New Board Members are identified by either a Nominating Committee or by a majority of the Board’s independent Directors. The Board, at its discretion, may form a nomination committee (“Committee”) and delegate authority when appropriate. The Committee shall consist of no fewer than three members, each of whom shall be appointed and removed by the Board.

b)	Independence of Nominating Committee

Only one Director who is not independent as defined by NYSE MKT standards may be appointed to the Nominating Committee if (i) the proposed Director is not a current officer or employee or an immediate family member of such person, (ii) the board, under exceptional and limited circumstances, determines that membership on the committee by the proposed Director is required by the best interests of the Corporation and its Shareholders, and (iii) such appointment is properly disclosed by the Corporation in its proxy statement filed with the SEC. A Director appointed to the Committee pursuant to this exception may not serve for more than two years.

In lieu of a Committee, the Board will act to carry out the process and actions of nomination by the Board acting as the Committee. The majority of the Board’s independent Directors must approve these actions. In the case that the Board is acting as the Committee, all references hereinafter to the Committee shall refer to the Board acting as the Committee.

c)	Responsibilities, Powers and Operation of the Nominating Committee

The Committee shall have the responsibility to develop and recommend criteria for the selection of new Directors to the Board, including but not limited to diversity, age, skills, experience and time availability (including the number of other boards he or she sits on in the context of the needs of the Board and the Corporation). The Committee shall have the power to apply such criteria in connection with the identification of individuals to be Board members, as well as to apply the standards for independence imposed by the Corporation’s listing agreement with the NYSE MKT or the TSX and all applicable laws and the underlying purpose and intent thereof in connection with such identification process.

When vacancies occur or otherwise at the direction of the Board, the Committee shall actively seek individuals whom it determines meet such criteria and standards for recommendation to the Board. The Committee shall have the authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm’s fees and other retention terms, at the Corporation’s expense.

The Committee shall select and recommend, on an annual basis, nominees for election as Directors for the next annual meeting of Shareholders and it may form and delegate authority to subcommittees or members when appropriate. The Committee shall be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by (i) officers and other employees of Corporation, whom such member believes to be reliable and competent in the matters presented, and (ii) counsel, public accountants or other persons as to matters which the member believes to be within the professional competence of such person.

Expectations of Management

The Board expects management to operate the business of the Corporation in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation’s business plan and to meet performance goals and objectives.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Corporation’s development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual Directors and each of its Committees. To assist in its review, the Board conducts informal surveys of its Directors on their assessment of the functioning of the Board and reports from each Committee respecting its own effectiveness. As part of the assessments, the Board or the individual Committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Other Board Committees

In addition to the committees set out above, the board of directors has established a reserves committee, to assist the Board in monitoring the integrity of the oil and gas reserves of the Corporation, compliance by the Corporation with legal and regulatory requirements related to reserves, qualifications, independence and performance of the Corporation’s independent reserve evaluators, and the performance of the Corporation’s procedures for providing information to the independent reserve evaluators. The reserves committee is comprised of three members, Harrison Blacker, Ross Gorrell and Richard Bachmann.

The charter for the reserves committee includes the following responsibilities:

•	reporting committee actions to the Board with such recommendations as the committee may deem appropriate,

•	providing a report of management and Directors on oil and gas disclosure for the Corporation’s annual information form as prescribed in Form 51-101F3 of National Instrument 51-101,

•	annually engage the independent reserve evaluators and evaluate the performance of the independent reserve evaluators,

•	ensuring no restrictions are placed by management on the scope of the reserve evaluators’ review and examination of the Corporation’s information,

•

ensuring that no officer, director or employee attempts to fraudulently influence, coerce, manipulate or mislead any evaluator engaged in the preparation of the Corporation’s oil and gas reserves statements, and

•	reviewing process and results in relation to the completion of the reserve evaluations.

GENERAL

On any ballot that may be called for with respect to the matters described in the notice calling the Meeting, the shares represented by each properly executed proxy appointing one of the persons named by management in the accompanying form of proxy will be voted in the fixing of the number of Directors, the election of the named Directors, the appointment of auditors and the fixing of their remuneration, and the approval of the share consolidation unless the specifications in the proxy direct the shares to be withheld from voting.

The accompanying form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to matters identified in the accompanying notice of the Meeting and other matters that may properly come before the Meeting. The management of the Corporation presently knows of no such amendments, variations or other matters to come before the Meeting.

The contents of this Information Circular and the sending of same to each Director and Shareholder of the Corporation and to the auditors of the Corporation has been approved by the Directors of the Corporation.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is the transfer agent and registrar for the Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at 598-999 Canada Place, Vancouver, BC V6C 3E1 to request copies of the Corporation’s financial statements and Management Discussion and Analysis (“MD&A”).

Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED at Vancouver, British Columbia, this 2nd day of May, 2013.